Mail Stop 4561

June 17, 2008

Mark P. Cantaluppi
Chief Financial Officer
Reis, Inc.
530 Fifth Avenue
New York, NY 10036

> **Re:** **Reis, Inc.**
> **Form 10-K for the fiscal year ended**
> **December 31, 2007**
> **Filed March 14, 2008**
> **Forms 8-K filed April 3, 2008 and May 21, 2008**
> **File No. 001-12917**

Dear Mr. Cantaluppi:

We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007 filed March 14, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Business Metrics of the Reis Services Business, page 32

1.   We note on page 34 that you define EBITDA as earnings before interest, taxes, depreciation and amortization. However, we note in your reconciliation of Net

Income to EBITDA, your calculation of EBITDA excludes stock based compensation expense and impairment loss on real estate assets under development. As a result, your calculation of EBITDA is different than that as defined in Item 10(e)(1)(ii)(A) of Regulation S-K. Tell us how you considered Question 14 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures in using a description other than EBITDA for this non-GAAP measure to clearly identify all adjustments.

Note 1. Organization, Business, Merger and Terminated Plan of Liquidation

Revenue Recognition and Related Items, page F-18

2.   We note in your disclosure that subscription revenue is recognized ratably over the related contractual period. We also note on page 5 that you offer capped subscriptions that allow customers to download a fixed number of reports over a 12-month period. Clarify whether your revenue recognition policy for capped subscriptions is based on the number of reports provided or if revenue related to these subscriptions is being recognized ratably over the 12-month period.

Database Costs, page F-17

3.   We note you capitalize costs for the development of the database in connection with the identification and addition of new real estate properties and sale transactions which provide future economic benefit. Clarify what specific costs are being capitalized, including whether such costs are internal or external, and tell us what accounting literature you are relying on.

Note 10. Stock Plan and Other Incentives, page F-45

4.   We note that your current disclosure does not appear to provide all of the disclosures required by SFAS 123(R). In this regard, we note that you do not provide a discussion of the method used to determine the significant assumptions used to estimate the fair value of your share-based payment arrangements. Please tell us how you considered including all of the disclosure requirements of paragraphs 64-65, 84 and A240-242 of SFAS 123(R).

Exhibit 31.1 Certifications

5.   We note here and in your subsequent Form 10-Q filed May 12, 2008 that the identification of the certifying individual at the beginning of each of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certifications should be revised so as not to include the individual's title.

Forms 8-K filed April 3, 2008 and May 21, 2008

6.   We note your reference to the non-GAAP financial measure EBITDA in the
        transcripts of your fourth quarter 2007 and first quarter 2008 financial results
        calls. Tell us how you considered Regulation G and Questions 22 and 24 of
        Frequently Asked Questions Regarding the Use of Non-GAAP Financial
        Measures to provide a presentation of the most directly comparable financial
        measure calculated in accordance with GAAP and a reconciliation of the
        differences between the non-GAAP financial measure with the most comparable
        financial measure calculated in accordance with GAAP on your web site at the
        time the non-GAAP financial measure was made public as well as making the
        location of your web site public in the same presentation.

                                    * * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the United
  States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Gilmore, Senior Staff Accountant, at (202) 551-3406, or me at (202) 551-3499 if you have questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief